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                             June 1, 2023

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       120 Kentucky Ave., Suite 110
       Lexington, Kentucky 40502

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 10
                                                            Filed May 3, 2023
                                                            File No. 024-11808

       Dear Michael Behrens:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A Filed May 3, 2023

       Offering Summary, page 2

   1. We note your statement that "[i]n many instances, said lender will have a right, prior to completion of the
Offering, to participate in pre-closing dividends from revenue generated by its interest in the
Underlying Asset and the right to convert into the unsold portion of the offering prior to
being fully funded." Please describe the types of revenue that may be generated by the
lender's interest in the Underlying Asset prior to being fully funded.
                                                        Please revise your
disclosure on page 130 as well.
   2.                                                   Please include a
definition of the term "Member."
   3. Where you discuss the Use of Proceeds, please revise to prioritize the disclosure that reflects your current,
re-organized Fees and Expenses. To the extent applicable, please quantify any fixed fee
percentages. For example, the Management & Due Diligence Fee
 Michael Behrens
FirstName  LastNameMichael Behrens
My Racehorse  CA LLC
Comapany
June 1, 2023NameMy Racehorse CA LLC
June 1,
Page 2 2023 Page 2
FirstName LastName
         appears to be fixed at 15% of gross cash proceeds, and the Organizational and
         Experiential Fee appears to be fixed at 7.50% of gross cash proceeds. Additionally, with respect to the Organizational and Experiential Fee, we note your disclosure on page 5 that
         "[t]his fee may be discounted for certain Series or such fees could be capped for Investors with multiple or sizable Series investments (which would have the result of a discounted effective Offering Price to such frequent or large-scale Investors)." To the extent you are or will be offering such discounts, please fully describe the differentiated pricing or terms.
         See Rule 251(a)(1).
Risk Factors, page 13

4. Please add a risk factor that explains the material risks associated with distribution rights and distributable cash, making clear that investors may never receive any return on investment. In that light, please quantify the amount that you have returned to investors to date, if any, and identify the horses and revenue generating events that are responsible for creating the distributable cash.
5. Please add a risk factor that explains that if the company cannot secure additional short-
         term capital, it may cease operations, as you do on page 99.
The cost of racing is unpredictable and speculative ..., page 19

6. We note your risk factor indicating that inflation could increase operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Series may only own a minority interest in Underlying Assets ..., page 20

7. We note your disclosure in this risk factor and the last sentence of the "Market
         Shortages" risk factor that indicate that the Company/Manager may be dependent on the majority owners' decisions and could have limited control over the horses. However, we also note your disclosure that you "only [enter] into Co-Ownership Agreements that empower the Manager to have major decision rights and access to all key stakeholders and key information regarding the horse" and "no Series will hold underlying assets in which the Manager has limited or no management control." Please revise your disclosure throughout the offering circular for consistency and accuracy in this regard. Also disclose who among the co-owners of a Series is responsible for executing decisions, once such decisions are made. Finally, disclose who among the co-owners of a Series makes non-
         major decisions, including the daily maintenance and care of the horse.
Potential Conflicts of Interest, page 23

8. Please revise your statement that "[t]his conflict of interest will exist in connection with
         Company management" to clarify what conflict of interest is being described and between
 Michael Behrens
FirstName  LastNameMichael Behrens
My Racehorse  CA LLC
Comapany
June 1, 2023NameMy Racehorse CA LLC
June 1,
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FirstName LastName
         whom it exists. Given that the Manager's compensation is not "determined by arms'
         length negotiations," include additional disclosure of the manner in which such compensation is determined. Disclose, if true, that the Manager is not obligated to present business opportunities to the Company or Investors.
Use of Proceeds, page 26

9. Please define "bloodstock fee" and "use tax" and include an explanation for the variation in such fees.
Horse Reserve Funds, page 99

10. We note your statement on page 104 that "[t]he cash reserves for Operating Expenses, including Upkeep Fees, for each Series are estimated to last through the time period set forth in the table above." However, it does not appear that the table indicates such time period. Please revise.
Plan of Operations, page 121

11. We note your statement that "[d]uring the year ended December 31, 2022, series accrued race winnings totaling $4,331,342." Please disclose how many horses and races are responsible for the race winnings. Additionally, please quantify any distributable cash that was distributed to investors from such winnings.
Plan of Distribution and Subscription Procedure, page 122

12. Please disclose the names of the persons affiliated with you and/or Experiential Squared,
         Inc. who are offering securities and relying upon Rule 3a4-1 and describe the activities performed by such persons.
Description of the Business, page 128

13. We note your statement that "[t]he Company, in collaboration with the manager,
         Experiential, has quickly emerged as one of the most successful stables in horse racing over the past several years." Please revise to provide support for this statement and clarify the standard by which "success" is measured, including the relative success rates of any competitor stables.
14. We note your statement that "[t]he Company has recorded over 100 wins and won two of the most prestigious races in the sports, the Kentucky Derby and Breeders Cup Classic."
         Please revise to state how many races the company has entered and state the year(s) in which the company won the Kentucky Derby and Breeders Cup Classic. Government Regulation, page 133

15.      We note your risk factor disclosure on pages 18 and 19 that mention regulatory
         conditions, including the ability of foreign investors to acquire horses, the federal income
 Michael Behrens
FirstName  LastNameMichael Behrens
My Racehorse  CA LLC
Comapany
June 1, 2023NameMy Racehorse CA LLC
June 1,
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FirstName LastName
         tax treatment of racing and related activities and the continuation or expansion of legalized gambling as well as the potential for government intervention, government regulations, and that horse racing is regulated in various states. To the extent applicable, please revise this section to describe any relevant government regulation.
Executive Officers, Directors and Significant Employees of the Manager, page
138

16. We note your statement that the "Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require." If any of the persons identified in this section are part-time employees of the Manager, please disclose the number of hours per week they work for the Manager. Refer to Item 10(a) of Form 1-A.
Management
Manager
Background of Officers and Directors of the Manager, page 138

17. Please revise to ensure that you disclose the business experience of each officer and director during the past five years, including the names of any business, corporation or organization in which such business experience/employment took place. Refer to Item
         10(c) of Form 1-A.
Compensation, page 141

18. Please also include the disclosure required by Item 11 of Form 1-A with respect to the directors and executive officers of the Manager.
Principal Interest Holders, page 142

19. Please identify the natural person(s) with investment and voting control of the Manager.
Index to Financial Statements, page 153

20. As you state on page 2, the purchase of membership interests in a Series of the Company is an investment only in that Series (and with respect to that Series Underlying Asset) and not an investment in the Company as a whole. In order for investors to assess the performance of their investment, please revise the financial statements for My Racehorse
         CA LLC to also include financial statements for each Series. In addition, please have your auditor revise their report to opine on the financial statements for My Racehorse CA LLC, in total, and each Series.
General

21. We note that certain of your offerings include ownership by MyRacehorse CA LLC Series
         Edge Racing Classic Colt Package, a wholly owned series of the company. Please file the
         Series Edge series agreement as an exhibit to this post-qualification amendment. Revise the offering circular to include a chart that shows which horses and at what percentages
 Michael Behrens
My Racehorse CA LLC
June 1, 2023
Page 5
       Series Edge owns. Additionally, please describe the future plans and operations of Series
       Edge, tell us what consideration you gave to any Investment Company Act issues that may result from your series' investment in horses, and tell us what consideration you gave to listing Series Edge as a co-issuer. Upon reviewing your response, we may have additional comments.
22. We note that certain of the Major Decision Rights, as enumerated in the co-ownership agreements, are subject to "Unanimous Vote" of the Co-Owners. Please describe in further detail what "Unanimous Vote" means in these instances.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
June 1, 2023 Page 5
cc:       Christopher Tinen
FirstName LastName